Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Texas Capital Bancshares, Inc. for the registration of senior debt securities, subordinated debt securities, convertible debt securities, preferred stock, common stock, warrants, depositary shares, stock purchase contracts, and stock purchase units and to the incorporation by reference therein of our reports dated February 20, 2014, with respect to the consolidated financial statements and schedules of Texas Capital Bancshares, Inc., and the effectiveness of internal control over financial reporting of Texas Capital Bancshares, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2013, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Dallas, Texas

May 28, 2014